As filed with the Securities and Exchange Commission on August 14, 2024
UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

In the Matter of
T. Rowe Price Associates, Inc.,
T. Rowe Price Equity Series, Inc., and
T. Rowe Price Exchange-Traded Funds, Inc.
100 East Pratt Street
Baltimore, MD 21202
Please send all communications, notices and orders to: Sonia P. Kurian, Esq. Leah Greenstein T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	With a copy to: Adam T. Teufel, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

Page 1 of 32 sequentially numbered pages.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
In the Matter of T. Rowe Price Associates, Inc. T. Rowe Price Equity Series, Inc. T. Rowe Price Exchange-Traded Funds, Inc. 100 East Pratt Street Baltimore, MD 21202 File No. 812-[•]
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for exemptions from Section 17(a) of the 1940 Act

I.  SUMMARY OF REQUEST
In this application (“Application”), T. Rowe Price Associates, Inc. (“T. Rowe”), T. Rowe Price Equity Series, Inc. and T. Rowe Price Exchange-Traded Funds, Inc. (each, a “Corporation,” and together with T. Rowe, the “Applicants”), request an order under section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act” or “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act (“Order”).1 Applicants request that the Order apply to the series of the Corporations as well as to additional series of the Corporation or any other open-end management investment company or series thereof that will utilize active management investment strategies in reliance on the Order (together with the Initial Fund, the “Funds”). The Funds will (i) be advised by T. Rowe or any investment adviser controlling, controlled by, or under common control with T. Rowe (each such entity and any successor thereto collectively referred to as the “Adviser”)2 and (ii) comply with the terms and conditions of the application. Each Fund will operate as an exchange-traded fund (“ETF”).
Applicants are seeking the Order for an exemption from sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the Act and rule 22c-l under the Act (“ETF Relief”).
While the SEC has adopted a rule permitting the operation of actively-managed ETFs (“Active ETFs”) that meet certain conditions3, the rule, requires daily disclosure of portfolio holdings. More recently, the Commission has issued the Prior Relief and several other similar orders4, which allow for the operation of Active ETFs that do not

1. The Applicants previously filed an application (File No. 812-14214) with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) requesting relief from the same provisions of the 1940 Act as the Order (“Initial Application”). The Initial Application was noticed in Investment Company Act Release No. 33685 dated November 14, 2019 (the “Initial Notice”) and the order granting the relief was contained in Investment Company Act Release No. 33713 dated December 10, 2019 (“Initial Order”). The Applicants then filed an application (File No. 812-15197) with the SEC requesting relief to amend the Prior Order (“Subsequent Application”). The Subsequent Application was noticed in Investment Company Act Release No. 34248 dated April 22, 2021 (the “Subsequent Notice”) and the order granting the relief was contained in Investment Company Act Release No. 34272 dated May 18, 2021 (“Subsequent Order”, together with the Initial Application, Initial Notice, Initial Order, Subsequent Application and Subsequent Notice, the “Prior Relief”).

2. For purposes of the requested Order, the term “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3. Rule 6c-11 under the 1940 Act; See Exchange-Traded Funds, 1940 Act Rel. No. 33646 (Sept. 25, 2019) (“Rule 6c-11 Adopting Release”).

4. See Precidian ETFs Trust, et al., 1940 Act Rel. No. 33440 (April 8, 2019) (notice) and 1940 Act Rel. No. 33477 (May 20, 2019) (order); Blue Tractor ETF Trust, et al., 1940 Act Rel. No. 33682 (Nov. 14, 2019) (notice) and 1940 Act Rel. No. 33710 (Dec. 10, 2019); Fidelity Beach Street Trust, et al., 1940 Act Rel. No. 33683 (Nov. 14, 2019) (notice) and 1940 Act Rel. No. 33712 (Dec. 10, 2019); Natixis ETF Trust II, et al., 1940 Act Rel. No. 33684 (Nov. 14, 2019) (notice) and 1940 Act Rel. No. 33711 (Dec. 10, 2019 (order); Invesco Capital Management LLC, et al., 1940 Act Rel. No. 34087 (Nov. 6, 2020) (notice) and 1940 Act Rel. No. 34127 (Dec. 2, 2020) (order).

disclose their portfolio holdings daily. Instead, they disclose a basket of cash and securities that is designed to closely track the daily performance of a Fund’s portfolio (a “Proxy Portfolio”), as well as certain other information that together Applicants believe is sufficient to enable the ETF arbitrage and pricing mechanisms.
The requested ETF Relief is substantially the same as the Prior Relief, except that instead of being limited to the Prior Relief Investments (defined below), the Funds will be able to invest in one or more of the Current Application Investments (defined below). The requested ETF Relief would permit (i) shares of the Funds (“Shares”) to trade on a national securities exchange as defined in section 2(a) (26) of the Act (“Exchange”) at prices set by the market rather than at net asset value per Share (“NAV”); (ii) certain Funds that invest in foreign investments to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (iii) Shares to be purchased and redeemed only in large aggregations (“Creation Units”); and (iv) certain affiliated persons of the Funds to buy securities from, and sell securities to, them in connection with the purchase and redemption of Creation Units.
Applicants further request that, following approval, the terms and conditions of the Order may apply to other registered open-end management investment companies or series thereof not advised by the Adviser (“Authorized Funds”). Applicants anticipate that the Adviser or an affiliate of the Adviser may in the future enter into agreements concerning Applicant’s intellectual property rights in the Funds (including, without limitation, trade secrets, processes and patents, as applicable) with the registered investment advisers advising the Authorized Funds (together with the Authorized Funds, “Future Applicants”). Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this application and any amendments thereto.5
The Prior Relief provided relief from the same provisions of the Act, but includes a representation that the Funds would invest only in Exchange-traded common stocks,6 common stocks listed on a foreign exchange that trade on such exchangesynchronously with the Shares (“foreign common stocks”), ETFs, Exchange-traded notes, Exchange-traded preferred stocks, Exchange-traded American Depositary Receipts (“ADRs”),7 Exchange-traded real estate investment trusts, Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and exchange-traded futures contracts8 that trade synchronously with the Fund’s Shares, as well as cash and cash equivalents9 (collectively, “Prior Relief Investments”). Under this Application, each Fund will invest in a portfolio of investments (including fixed income securities and/or equity securities) and/or currencies traded in the U.S. and/or non-U.S. markets and derivatives, other assets, and other investment positions (collectively, “Current Application Investments”). Current Application Investments therefore include Prior Relief Investments, as well as other types of investments including, but not limited to, fixed income securities and foreign investments that do not trade contemporaneously with Shares.

The Prior Relief permits each Corporation to create and operate Funds that are Active ETFs. However, unlike traditional actively-managed ETFs, Applicants operate Funds that do not disclose their portfolio holdings daily pursuant to the Prior Relief. Rather, the Funds allow for efficient trading through an effective Fund portfolio transparency substitute (i.e., the Proxy Portfolio), periodic holdings disclosure, and the daily publication of related

5. See id.

6. The Prior Relief included a representation that, although the Funds may invest in securities of companies of any capitalization, the Funds will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Exchange Act.

7. ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. The Prior Relief included a representation that each ADR is registered under the Securities Act on Form F-6 and the ADRs in which a Fund may invest will trade on an Exchange.

8. The Prior Relief included a representation that Exchange-traded futures are U.S. listed futures contracts where the futures contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index future, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index futures contract, and that all futures contracts that a Fund may invest in will be traded on a U.S. futures exchange, such as the Chicago Board of Trade or the Chicago Mercantile Exchange.

9. The Prior Relief included a representation that cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.

information metrics, while shielding the identity of the full Fund portfolio contents and recent trading activity in the Funds’ actual portfolio holdings to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Funds.
Even though the Funds will not publish their full portfolio holdings daily, the Proxy Portfolio allows market participants to assess the intraday value and associated risk of a Fund’s actual portfolio. Daily disclosure of the Proxy Portfolio, Portfolio Overlap (as defined below), Daily Deviation (as defined below), Empirical Percentiles (as defined below) and Tracking Error (as defined below) permit effective arbitrage activity from differences between a Fund’s trading price and its NAV, including hedging of the risks associated with arbitrage and market making activities. As a result, Applicants believe that investors will be able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV in line with ETFs in comparable asset classes.
Consistent with the Prior Relief, Shares of each Fund are purchased and redeemed only in Creation Units on an in-kind and/or cash basis. The Prior Relief also provided Applicants basket flexibility in the creation and redemption process. As discussed below, we believe that the ability to have basket flexibility benefits investors through more effective arbitrage and more efficient portfolio management.
A.  ETF Relief
The principal difference between the Funds and traditional Active ETFs is that the Funds, instead of providing daily portfolio transparency to facilitate market participants’ intra-day arbitrage in Shares, including hedging their positions in Shares, would provide other information that Applicants believe will be sufficient on its own to enable such arbitrage. Specifically, on each “Business Day,”10 each Fund would disclose a Proxy Portfolio to be used by market participants as a pricing and hedging tool.11 Further, on each Business Day, before commencement of trading of Shares, the Portfolio Overlap (as defined below) will be published on each Fund’s website. The “Portfolio Overlap” will be the percentage weight overlap between the holdings of the prior Business Day’s Proxy Portfolio compared to the holdings of the Fund that formed the basis for that Fund’s calculation of NAV at the end of the prior Business Day.12 In addition, each Fund would disclose the Daily Deviation (as defined below) between the Proxy Portfolio and the Fund daily, as well as Empirical Percentiles (as defined below), which are quantitative summaries of the Daily Deviation data for the last year. Each Fund will also disclose its Tracking Error (as defined below).
Applicants expect that market participants will calculate their own real-time value of the Proxy Portfolio and determine whether and how to engage in arbitrage transactions, including hedging their positions. Applicants believe that disclosure of the Portfolio Overlap, Daily Deviation and related summary data will help market participants understand the relationship between the performance of a Fund’s actual portfolio and the Proxy Portfolio. Taken together, Applicants expect that all of this information will provide market participants with high-quality pricing and hedging signals (as discussed in more detail below) for the Funds.
Thus, Applicants believe that the arbitrage and pricing mechanisms of the proposed Funds will be effective and that the ETF Relief requested meets the standards required under the Act and should be granted.
B. Request for Relief
Applicants request the ETF Relief under sections 6(c) and 17(b) of the Act. Applicants believe that:

10. “Business Day” is defined to mean any day that the Corporation is open, including any day when it satisfies redemption requests as required by section 22(e) of the Act.

11. See section III.B.1, infra.

12. The Fund’s Website will note that the Portfolio Overlap is calculated based on the Proxy Portfolio and portfolio holdings as of the prior Business Day. See also section III.B.3, infra, for a description of how the Portfolio Overlap is calculated.

•
With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•
With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and are consistent with the policies of the Funds and with the general purposes of the Act.

All entities that currently intend to rely on the Order are named as Applicants. No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.
II. APPLICANTS
A. The Corporations and Funds
Each Corporation is a corporation organized under the laws of the State of Maryland, which may be comprised of multiple separate series. Each Corporation is registered with the Commission as an open-end management investment company and overseen by a board of directors (the “Board”). Each Fund will invest its assets in accordance with the investment objectives and policies set forth in its respective registration statement. Applicants anticipate that each Fund will invest in one or more of the Current Application Investments.
B. The Adviser
T. Rowe will be the investment adviser to the Initial Fund. T. Rowe is a Maryland corporation, with its principal office located at 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe is, and each Adviser will be, registered as an investment adviser under section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”). T. Rowe serves as the investment adviser to, among other individual and institutional clients, more than 193 registered investment companies. As of June 30, 2024, T. Rowe and its affiliates managed approximately $1.57 trillion in assets.
C. The Distributor
The Corporation will enter into a distribution agreement with a Broker to act as the distributor and principal underwriter of Creation Units of the Funds (the “Distributor”). The Distributor may be T. Rowe Price Investment Services, Inc., an affiliated person of the Adviser. The Distributor will comply with the applicable terms and conditions of the application. The Distributor will distribute Shares on an agency basis. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. No Distributor will be affiliated with an Exchange.
III. APPLICANTS’ PROPOSAL FOR THE FUNDS
A. Background
A condition of Rule 6c-11 under the Act and the Active ETF exemptive orders that preceded the rule has been daily portfolio transparency. For Active ETFs, the Commission has, until 2019, made it a condition to their orders that they make their full portfolio holdings available to the market on a daily basis.
It appears that the Commission has based this condition, at least in part, on the view that transparency is important to permit market participants, including market makers, Authorized Participants (as defined below) and arbitrageurs (collectively, “arbitrageurs”), to value and hedge a position in an ETF’s shares. This ability to value permits arbitrageurs to transact, with a reasonable likelihood of profitability, with the ETF in creation units and with investors in the secondary market as required for the ETF’s arbitrage mechanism to function. For existing Active ETFs, the arbitrage mechanism works to move ETF share prices in the secondary market toward the ETF’s NAV by creating profit opportunities for arbitrageurs when the secondary market price differs from the NAV: when the market price is lower (higher) than the NAV, an arbitrageur can buy (sell short) ETF shares and simultaneously sell short (buy) a basket of securities that are highly correlated to the NAV in order to capture the difference in value between the two. The hedging basket used by arbitrageurs is often the creation or deposit basket made publicly available by the ETF, which the arbitrageur uses to close out its position by transacting directly with the ETF in creation units. The arbitrageurs’ transactions in ETF shares generally have the effect of driving the shares’ price closer to NAV. Transparency facilitates this mechanism because, if the arbitrageur knows the positions in the ETF’s portfolio, then it can easily identify a basket of securities and/or other instruments that is highly correlated to the NAV and can be used to hedge trades in the ETF’s shares, or if it is using the creation or deposit basket to hedge, it can easily determine that this basket is highly correlated with the NAV.
However, the historical condition of daily portfolio transparency has shaped and continues to shape, and in Applicants’ view, has limited the market for Active ETFs. In particular, active managers have been concerned that daily portfolio transparency would enable traders to “front-run” an ETF’s portfolio transactions and would allow investors to “free-ride” on the investment manager’s portfolio selections.13 As a result, the number and range of types of Active ETFs (and thus of investors’ options) have both been smaller than they otherwise might be.
Since 2019, however, the Commission issued the Prior Order and several other similar exemptive orders, pursuant to which the applicants thereunder may offer Active ETFs that do not disclose their portfolio holdings daily.14 In issuing this relief, the Commission recognized that an arbitrage mechanism alternative to full portfolio transparency can work in an efficient manner to maintain secondary market prices close to a fund’s NAV.15 Applicants are similarly requesting relief for Active ETFs that do not disclose their portfolios daily and instead employ a different arbitrage mechanism, which mechanism was recognized by the Commission as an adequate substitute for full portfolio transparency through its issuance of the Prior Relief.
B.	Effective Arbitrage and the Funds’ Proposed Arbitrage Mechanism
Applicants believe that daily portfolio transparency is not per se required for an ETF’s arbitrage mechanism to function efficiently. Rather, in Applicants’ view, transparency is one way to facilitate the ETF arbitrage mechanism.
In Applicants’ view, an efficient ETF arbitrage mechanism is a result of arbitrageurs being able to execute low-risk arbitrage trades in the ETF’s shares. Applicants’ view is based on the observation that, as the risk of a trade decreases, so can the profit potential necessary to induce a trade to be undertaken by a trader or arbitrageur. An ETF’s arbitrage mechanism is most effective when arbitrage trades are low risk and thus arbitrageurs require minimal profit potential to enter into such trades.16
As explained in more detail below, arbitrageurs’ risk principally derives from the degree of uncertainty in identifying successful arbitrage opportunities and in successfully hedging trades in ETF shares. These are in turn a

13. “Front-running” occurs when other investors are permitted to trade ahead of a fund based on (public) knowledge that the fund will trade later. “Free-riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it. See Stuart M. Strauss, Non-Transparent Actively Managed ETFs, Time for an Alternative Approach to Evaluating the Case for Exemptive Relief?, The Investment Lawyer, Vol. 24, No. 9 (September 2017) (“The market for fully transparent actively managed ETFs has been slow to develop, in large part due to the fact that many active managers are reluctant to disclose their portfolios because of concerns that this will open up the possibility for others to replicate, and possibly undermine, the portfolios’ trading strategy.”).

14. See Prior Relief, note 1 supra, and other similar exemptive orders, note 4 supra.

15. See Initial Notice at paragraph 25.

16. There is a distinction between the spread at which an ETF’s shares may be trading and the premium/discount of the ETF’s shares from NAV. The “spread” refers to the difference between the simultaneous bid and ask prices quoted for an ETF’s shares on the secondary market. The “premium/discount” refers to the premium or discount to NAV at the end of a trading day and will be calculated based on the last Bid/Ask Price or the Closing Price on a given trading day. The “Closing Price” of Shares is the official closing price of Shares on the Fund’s Listing Exchange (as defined below). The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer based on the National Best Bid and Offer at the time that the Fund’s NAV is calculated. The “National Best Bid and Offer” is the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor.

function of the accuracy of the arbitrageur’s knowledge of the ETF’s NAV and of the hedging vehicle’s value and characteristics, as well as the instruments underlying the hedging basket. Reducing the risk of an arbitrage trade should encourage market activity that drives the market price of an ETF’s shares toward NAV and reduces any premium/discount between such market price and NAV.

In addition, reducing this risk should encourage market makers in ETF shares to quote tighter bid/ask spreads. The spread offered by a market maker is generally viewed as compensating the market maker for providing liquidity and accepting exposure to risk in the process. The risk component in the spread compensates a market maker for exposure to the risks deriving from uncertainty about the profitability of a trade. The liquidity component in the spread compensates a market maker for providing liquidity and varies with trading volume, which Applicants do not expect to be different from that of Active ETFs in comparable asset classes. The lower the premium/discount and the tighter the spread, the more efficient will be the ETF’s pricing mechanism, and the better the execution prices that investors will receive.
1.	Proposed Arbitrage Mechanism
Because the Adviser is an active manager that uses proprietary research and expertise to manage client portfolios, the Adviser believes that, in many circumstances, it may not be appropriate for it to make certain portfolios or strategies transparent on a daily basis. In developing this proposal, therefore, the Adviser has focused on the role played by portfolio transparency in the ETF arbitrage mechanism and on an alternative means of providing the market with substitute information of sufficient quantity and quality as to permit low-risk arbitrage trades in Shares.17 Applicants have concluded that low-risk arbitrage trades in Shares can be facilitated by providing, in lieu of daily portfolio transparency, the Proxy Portfolio18 and a set of other proxy information that arbitrageurs should be able to use to derive a hedging basket for positions in Shares. Taken together, this information also should enable arbitrageurs to use the Proxy Portfolio as a pricing signal reflecting the correlation between the value of a Fund’s NAV and of its Proxy Portfolio’s NAV. In arriving at these conclusions, Applicants have discussed their proposal with potential market makers and market makers have represented to Applicants that they expect to make markets in Shares based on the proposed arbitrage mechanism. The proposal is further informed by the Adviser’s actual experience operating Active ETFs in reliance on the Prior Relief wherein market makers have utilized the proposed arbitrage mechanism to successfully make markets in shares of such Active ETFs, and investors have been able to purchase and sell shares of such Active ETFs in the secondary market at prices that are at or close to their NAV.
Specifically, Applicants anticipate that if Shares begin trading at a discount to the Proxy Portfolio, an Authorized Participant could purchase the Shares in secondary market transactions and, after accumulating enough Shares to comprise a Creation Unit (as defined below), redeem them with the Fund in exchange for Redemption Instruments (as defined below) reflecting the NAV per share of the Fund’s portfolio holdings.19  The purchases of Shares would reduce the supply of Shares in the market, and thus tend to drive up the Shares’ market price closer to the Fund’s NAV.20 Additionally, like with existing ETFs, market participants also can engage in arbitrage without using the creation or redemption processes. For example, if a Fund is trading at a premium to the Proxy Portfolio, the market participant may sell Shares short and take a long position in the Proxy Portfolio securities, wait for the trading prices to move toward parity, and then close out the positions in both the Shares and the securities, to realize a profit

17. The Funds will not make their full portfolio holdings available on a daily basis. Rather, the Funds will comply with the portfolio holdings disclosure requirements applicable to open-end management investment companies. See also rule 30b1-9 under the Act and Form N-PORT.

18. Applicants expect that market participants may construct a basket of securities or other instruments for their own use in hedging their positions in Fund Shares or otherwise engaging in arbitrage transactions, which basket may differ from the Proxy Portfolio.

19. In addition to purchasing Shares, an Authorized Participant also would likely hedge its intraday risk by shorting the securities in the Proxy Portfolio in an amount corresponding to its long position in Shares. After the Authorized Participant returns a Creation Unit to the Fund in exchange for Redemption Instruments, the Authorized Participant can use the Redemption Instruments to cover its short positions.

20. The purchase of Shares in the secondary market, combined with the sale of the Redemption Instruments, may also drive the market price of Shares and the value of the Fund’s portfolio holdings closer together.

from the relative movement of their trading prices.21 The Adviser has observed this process occurring as expected for its Active ETFs operating in reliance on the Prior Relief.
2.	Applicants’ High-Quality Proxy Portfolio and Proxy Information
Applicants have identified the following as critical attributes of a high-quality Proxy Portfolio in relation to the actual portfolio:
•
High Performance Correlation. Applicants believe that the performance of the Proxy Portfolio will be highly correlated to that of the Fund’s actual portfolio. This correlation will derive from the fundamental and statistical relationship between the two based on the substantial overlap in their portfolio weightings.

•
Liquidity. There is sufficient volume in the Proxy Portfolio such that arbitrageurs can establish, at market value, a position in the Proxy Portfolio concurrently with establishing a position in Shares.

Each Fund will invest its assets in accordance with the investment objectives and policies set forth in its respective registration statement. Applicants anticipate that each Fund will invest in one or more of the Current Application Investments. No Fund will borrow for investment purposes or hold short positions. The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8) under the Act) at the time of purchase. The Proxy Portfolio will be subject to the same limitations.
In order to help provide these attributes to the Funds’ arbitrageurs, the value of the Proxy Portfolio – as dictated by its market price – will always be known to arbitrageurs for purposes of hedging transactions. Moreover, the Proxy Portfolio instruments will be available to arbitrageurs for purchase or sale in connection with their hedging and/or arbitrage transactions with respect to Shares.
Applicants believe the Funds’ arbitrage process would operate similarly to the arbitrage process in place today for existing ETFs, including those Active ETFs operating in reliance on the Prior Relief. Applicants have observed highly efficient trading of ETFs that invest in markets where security values are not fully known at the time of ETF trading, and where a perfect hedge is not possible, such as international stock and bond ETFs. While the ability to value and hedge many of these existing ETFs in the market may be limited, the majority of these ETFs have maintained an effective arbitrage mechanism and traded efficiently. Data cited by the Commission in the Rule 6c-11 Adopting Release supports this assertion.22 Specifically, based on Bloomberg and Morningstar data for calendar year 2018, only about 0.3% of taxable bond ETFs, 0.6% of sector equity ETFs, 3.1% of U.S. equity ETFs, 4.2% of international equity ETFs, and 4.8% of alternative ETFs would have triggered the disclosure requirement in Rule 6c-11 applicable to an ETF whose premium or discount was greater than 2% for more than seven consecutive trading days.23 Accordingly, Applicants believe that the Proxy Portfolio can allow for efficient arbitrage in shares of ETFs that invest in a variety of asset classes.
For each Fund, the Adviser will identify its Proxy Portfolio, which could be a broad-based securities index (e.g., the S&P 500) or the Fund’s recently disclosed portfolio holdings.24 Although the Adviser may change a Fund’s Proxy Portfolio at any time, the Adviser currently does not expect to make such changes more frequently than in

21. Similarly, a market participant could buy Shares and take a short position in the Proxy Portfolio securities in an attempt to profit when Shares are trading at a discount to the Proxy Portfolio.

22. See Rule 6c-11 Adopting Release at note 359 and accompanying text.

23. See id. Rule 6c-11(c)(1)(iv) requires an ETF whose premium or discount was greater than 2% for more than seven consecutive trading days to post that information on its website along with a discussion of the factors that are reasonably believed to have materially contributed to the premium or discount.

24. Each Fund will adopt and implement policies and procedures regarding the composition of its Proxy Portfolio. The Fund’s Proxy Portfolio policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

 connection with the release of a Fund’s portfolio holdings.25  The Adviser will publish a new Proxy Portfolio for a Fund only before the commencement of trading of such Fund’s Shares on that Business Day, and the Adviser will not make intra-day changes to the Proxy Portfolio except to correct errors in the published Proxy Portfolio. Because the Proxy Portfolio would be designed to closely track the daily performance of the Fund’s holdings, the Proxy Portfolio would serve to estimate the value of those holdings. For the same reason, trading the Proxy Portfolio would allow market participants to get exposure to the performance of the Fund’s holdings, so that a Fund’s Proxy Portfolio could serve to hedge a position in Shares.
The Adviser also will publish additional key data on each Business Day. Applicants expect that the Proxy Portfolio, the Portfolio Overlap, the Daily Deviations and related information will provide a set of high-quality proxy information that arbitrageurs will use to construct a hedging basket. The Portfolio Overlap, Daily Deviation, and Empirical Percentile data, as described below, will help arbitrageurs by describing the market behavior of the Proxy Portfolio and how it relates to the Fund’s portfolio holdings, and by providing historical valuation data and analysis.
3.	Portfolio Overlap, Daily Deviation and Empirical Percentiles
Applicants propose to provide arbitrageurs with a key data set, comprised of three components. First, the Adviser will provide the Portfolio Overlap for each Fund on each Business Day. Second, for each Fund, Applicants will provide arbitrageurs with the “Daily Deviation” between the performance of the Fund’s NAV and its Proxy Portfolio’s NAV, which will be calculated using prices as of the end of each relevant trading day. Third, Applicants will provide a series of Empirical Percentiles of the Daily Deviation over the last one-year period. Each of these metrics is discussed at length below.
i. Portfolio Overlap
The Portfolio Overlap will be calculated by taking the lesser weight of each asset held in common between a Fund’s portfolio and Proxy Portfolio, and adding the totals.26 The Adviser will calculate and disseminate the Portfolio Overlap each Business Day on the Funds’ website prior to the commencement of trading. Applicants believe that the Portfolio Overlap will support the use of the Proxy Portfolio by arbitrageurs in determining hedging transactions. In particular, the Portfolio Overlap should help market participants evaluate the risk that the performance of the Proxy Portfolio may deviate from the performance of the portfolio holdings of a Fund.
ii. Daily Deviation
The Daily Deviation is calculated each day as the difference between the performance of a Fund’s NAV and of its Proxy Portfolio’s NAV.27 As such, each Daily Deviation directly captures the performance difference between a Fund’s Proxy Portfolio’s NAV and its NAV on one trading day. Applicants propose to provide data for the most recent one-year period (rolling and updated on a daily basis). Applicants believe this level of data will be sufficient

25. Every day, however, a cash amount would be added to or subtracted from the Proxy Portfolio to account for differences in value between a Fund’s Proxy Portfolio and portfolio that result from different relative returns. In addition to accounting for holding cash in these circumstances, the Fund’s Proxy Portfolio may also include cash to represent the Fund’s holdings of cash or cash equivalents.

26. For example, suppose two securities are held in common between a Fund’s portfolio and the Proxy Portfolio with the following weightings:
	Fund Portfolio	Proxy Portfolio
Security A	5%	6%
Security B	6%	2%
In this example, the Portfolio Overlap with respect to these holdings would be 7% (the sum of 5% for Security A and 2% for Security B).
27. The Adviser will calculate and disclose daily each Fund’s Daily Deviations and Empirical Percentiles over the preceding rolling one-year period. Following three months of operations, each Fund’s Daily Deviation and Empirical Percentile data will be updated daily to increasingly reflect the current performance of the Fund.

for arbitrageurs to develop the necessary insights into the relationship between the performance of a Fund’s Proxy Portfolio’s NAV and the Fund’s NAV. In particular, with such data, arbitrageurs will be able to examine the reported Daily Deviations over any desired interval during the one-year period to evaluate the degree of risk involved in entering into an arbitrage trade in the Fund’s Shares, using the Proxy Portfolio to construct a hedging basket for an open position in the Shares.
iii. Empirical Percentiles
To further supplement the information available to arbitrageurs, Applicants also will provide arbitrageurs with the Funds’ “Empirical Percentiles.” More specifically, Applicants will tabulate and disclose Empirical Percentiles of Daily Deviations, over the past one-year period, at the following levels: 99%, 95%, 90%, 75%, 50%, 25%, 10%, 5% and 1%. Each Empirical Percentile represents the value of Daily Deviations (in basis points) exceeded by a specific percentage of all Daily Deviations over the past year. For example, the 99% Empirical Percentile tells arbitrageurs that only 1% of all Daily Deviations over the past year exceeded X basis points. In this way, the Empirical Percentiles allow arbitrageurs to better predict the likelihood of a Daily Deviation being more than X. Stated differently, the Empirical Percentiles give arbitrageurs differing levels of confidence that Daily Deviations will be confined to a certain number of basis points.
4.	Tracking Error
Applicants define “Tracking Error” to mean the standard deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Proxy Portfolio’s per share NAV and that of the Fund at the end of the trading day). Tracking Error measures the ability of the Proxy Portfolio to accurately reflect changes in the Fund’s NAV and allows arbitrageurs to estimate the risk of large daily proxy spreads by examining the variability of daily proxy spreads.28 The Funds’ website will include each Fund’s Tracking Error.
C. Possible Concerns Regarding the Requested ETF Relief
1.	Potential Market Effects of Proxy Portfolio Construction
Applicants acknowledge that a Fund’s Proxy Portfolio may contain securities not included in the Fund’s portfolio. Applicants recognize the potential that arbitrageurs’ trading in such non-portfolio securities could impact the market for those securities. Nonetheless, for the reasons set forth below, Applicants believe they have structured the proposed arbitrage mechanism to avoid having a significant market impact on securities included in the Proxy Portfolio, but not in the Fund’s portfolio.
Applicants note that 100% of the value of every security in a Proxy Portfolio will be liquid at the time of investment. Applicants believe that the liquidity of the Proxy Portfolio’s constituents assures that trading activity of the type engaged in by arbitrageurs would not, in and of itself, cause unusual disruption or price volatility in the market.29
Further, Applicants do not believe the proposed arbitrage mechanism raises new or novel concerns. Currently, an arbitrageur’s hedging basket for existing ETFs frequently is not identical to the ETF’s creation or redemption

28. The Adviser will calculate and disclose daily each Fund’s Tracking Error over the preceding rolling three-month period. Following three months of operations, each Fund’s Tracking Error data will be updated daily to increasingly reflect the current proxy spread of the Fund.

29. Further, it is in Applicants’ interest to ensure that the Proxy Portfolio remains an accurate representation of the current Fund portfolio, and for the Adviser to take steps to minimize or eliminate any pricing distortion solely caused by the presence of an investment in the Proxy Portfolio. Applicants represent that the Adviser’s Capital Markets team will monitor for any such dislocation and that the Adviser would remove an investment from the Proxy Portfolio (and publish the revised Proxy Portfolio) if the trading of such investment were to cause significant trading disparities in Fund Shares or if the Adviser was aware that market makers faced significant challenges in their hedging activities related to Fund Shares.

basket.30 Thus, in practice arbitrageurs typically trade other securities not held in the ETF’s portfolio when creating their own hedges. Even fully transparent ETFs often give rise to trading activity in instruments (including publicly traded securities) that are not included in an ETF’s portfolio due to arbitrageurs’ hedging activities. Applicants therefore believe that the Proxy Portfolio is no more likely than the creation/redemption baskets for traditional ETFs to lead to substantial additional trading in securities not in the portfolio arising from market participants’ hedging activities.
2.	Proxy Portfolio Will Not Misrepresent Portfolio Holdings
Although the Proxy Portfolio will only contain a subset of the Fund’s portfolio holdings, the Proxy Portfolio will not misrepresent the Fund’s portfolio holdings. Rather, the Proxy Portfolio is designed to give arbitrageurs sufficient information about the Fund’s portfolio holdings so they may identify and construct their own hedging baskets for hedging purposes.
In addition, the Funds will take steps to avoid investor confusion by providing plain English disclosures regarding the Funds, the Proxy Portfolio, and the Portfolio Overlap. As described below, each Fund’s prospectus and summary prospectus will prominently disclose that the Proxy Portfolio is not a precise rendition of the Fund’s actual portfolio.31 Further, the Portfolio Overlap will be publicly disclosed on each Business Day, providing investors with an understanding of the degree to which the Proxy Portfolio and a Fund’s actual portfolio overlap. Applicants believe these steps will minimize confusion about the Fund’s investments and how they differ from the disclosed Proxy Portfolio.
3.	Protection from Reverse Engineering
Applicants have focused on the possibility that market participants might reverse engineer a Fund’s portfolio to front-run its trades or to free-ride on the Adviser’s investment decisions, which could result in potential harm to the Fund and investors. More specifically, the concern associated with reverse engineering is that adversaries could use a Fund’s periodically disclosed portfolio holdings, as well as the Proxy Portfolio and the Portfolio Overlap, to ascertain the Fund’s portfolio. These adversaries would be attempting either (a) to determine the changes in a Fund’s portfolio in order to predict with sufficient certainty the Fund’s current positions over multiple days to then try to predict pending or upcoming trades so as to front-run them, or (b) to ascertain the Fund’s current portfolio so as to free-ride on the Adviser’s investment decisions. To address this concern, as discussed in the Prior Relief, the Adviser engaged a professor of mathematics and statistics to collaborate with the Adviser to perform a detailed study of the potential for reverse engineering of a Fund’s portfolio by market participants.32 The Adviser’s study took on the stance of a hypothetical adversary and attempted, with a number of computational optimization techniques, to seek to determine a Fund’s portfolio with minimal differences.
Based on all aspects of this study, Applicants conclude that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions. The study strongly indicates that reverse engineering the Funds will be nearly impossible. Applicants acknowledge that they cannot completely exclude the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free-ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely.

30. Instead, an arbitrageur often constructs a hedging basket composed of a subset of constituents or substitute investments, an optimized basket, or a derivative instrument that the arbitrageur deems to have acceptable tracking error.

31. See section III.D.9, infra, for a discussion of the legend which will be included in each Fund’s prospectus, summary prospectus and marketing materials.

32. Florian A. Potra, Ph.D., Professor, Department of Mathematics and Statistics, University of Maryland, Baltimore County and James A. Tzitzouris, Jr., Ph.D., Investment Analyst and Vice President, T. Rowe Price Associates, Inc.

D. Other Features of the Funds
Except for the unique features of the Funds described above, the Funds will generally operate in the same manner as existing ETFs.
1.	Organization
Each Fund will be organized and registered as an open-end management investment company (or series thereof). Each Fund will adopt fundamental and non-fundamental policies. Each Fund and its Shares will be registered under the Securities Act of 1933, as amended (“Securities Act”), and the Act.
Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” under the Internal Revenue Code (“Code”). Under such circumstances, dividends and other distributions by the Funds will be declared and paid in the same manner as by other registered open-end investment companies.
2.	Oversight by the Funds’ Adviser and Board
The Funds’ Adviser and Board will oversee the effectiveness of the Funds’ arbitrage mechanism. As part of this oversight, the Board will receive periodic reports from the Adviser summarizing key data and metrics relating to the Funds’ trading performance. This information is intended to be both informational and instructive and will be designed to familiarize the Board members with the Funds’ arbitrage mechanism, as well as to provide them with historical information that will help them to assess whether a Fund’s arbitrage mechanism is effective and whether trading activity in Fund Shares warrants additional scrutiny.
Applicants intend to implement a structure, as specified in policies and procedures, involving both robust governance and a series of escalating and calibrated potential responses that are designed to respond to the seriousness and the specific causes of an arbitrage or pricing issue. These policies and procedures, will provide for, among other things, the measures discussed below.
The Adviser will monitor on an ongoing basis how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after the launch of a Fund,33 the Adviser will promptly call a meeting of the Fund’s Board (and will present to the Board recommendations for appropriate remedial measures) and the Board will promptly meet (1) if the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on the one hand, and the Fund’s NAV, on the other, exceeds a threshold set by the Adviser, which in no event will exceed 2.00% (the “Corrective Action Threshold”), or (b) the bid-ask spread exceeds the Corrective Action Threshold.34 In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to, among other things, narrow the premium/discount or spread, as applicable.35 The Board will then decide whether to take any such action. Such actions may include, but are not limited to, changing lead market makers, listing the Fund on a different

33. After the first three years, the Fund’s Board will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.

34. The Corrective Action Threshold will be set on a Fund-by-Fund basis based on the specific circumstances of each Fund (e.g., the Fund’s particular investment strategy, liquidity profile or other relevant portfolio characteristics) and will be in all cases subject to the review and oversight of a Fund’s Board, as well as the upper limit of 2.00%. Applicants believe the Corrective Action Thresholds strike an appropriate balance between investors’ need for an orderly market and the need for additional Board review. Applicants reserve the right to adopt additional or lower Corrective Action Thresholds (i.e., less than the 2% upper limit) and a lower Tracking Error threshold (i.e., less than 1%) to the extent deemed appropriate and approved by a Fund’s board.

35. For at least the first three years after the launch of each Fund, the Board will also undertake these considerations on an annual basis, regardless of whether the Fund’s Corrective Action Threshold has been crossed.

Exchange, changing the size of Creation Units, changing the construction of the Proxy Portfolio, changing the Fund’s investment objective or strategy, or liquidating the Fund.
In addition, to the extent the Adviser determines that a security held in a Fund’s portfolio but not in the Proxy Portfolio does not have readily available market quotations and such circumstance may affect the reliability of the Proxy Portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in the Fund’s portfolio, will be publicly disclosed on the Fund’s website. Applicants believe that in situations where a security in the Proxy Portfolio does not have readily available market quotations, arbitrageurs will have enough information to determine the value of the security and evaluate the accuracy of the market price for the Fund.36 The Adviser will also assess other appropriate remedial measures.

3.	Capital Structure and Voting Rights; Book Entry
Beneficial owners of Shares (“Beneficial Owners”) will have one vote per Share with respect to matters for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and the laws of the State of Maryland. Shares will be registered in book-entry form only. No Beneficial Owner shall have the right to receive a certificate representing Shares.
The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial Owners will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”).
Beneficial Owners of Shares will exercise their rights in Shares indirectly through DTC and DTC Participants. Dividends will normally be paid and all notices, statements, shareholder reports and other communications required under the Act and other applicable laws to be given to Beneficial Owners will normally be provided through the customary practices and facilities of DTC and DTC Participants.
4.	Listing and Trading
Shares will be listed on an Exchange in the same manner as other ETF shares. The principal secondary market for the Shares will be the Exchange on which they are listed (the “Listing Exchange”).
Except as permitted by the relief requested from Section 17(a), no affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares. It is expected that the Exchange (in collaboration with the Adviser) will select, designate or appoint one or more market makers for the Shares of each Fund.37 As long as a Fund operates in reliance on the requested Order, its Shares will be listed on an Exchange.

36. To the extent that a security in the Proxy Portfolio does not have readily available market quotations, the security would be treated consistently with standard procedures used by existing ETFs with respect to adjusting published baskets. In such situations, a Fund may accept or deliver cash in lieu for the security and adjust the estimated cash amount in the Proxy Portfolio with respect to a security deemed non-deliverable.

37. If Shares are listed on the NYSE Arca, Inc. (“Arca”), NASDAQ Stock Market LLC (“Nasdaq”), Chicago Board Options Exchange (“CBOE”) or a similar electronic Exchange, one or more member firms of that Exchange will act as market makers and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular market maker would be contractually obligated to make a market in Shares under current standards. However, the current listing requirements on Nasdaq stipulate that at least two market makers must be registered in Shares to maintain a listing. In addition, on Arca, Nasdaq and CBOE, registered market makers are currently required to make a continuous two-sided market or subject themselves to regulatory sanctions. No market maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares or of shares of an Affiliated Fund (as defined below).

5.	Purchases and Redemptions of Creation Units
a. General
The Corporation will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session of the New York Stock Exchange, ordinarily 4:00 p.m. Eastern Time (“ET”), on each Business Day. The Corporation will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 5,000 Shares and be offered at an initial price of $25 per Share. Creation Units of the initial Fund and certain future Funds may be purchased and/or redeemed in-kind and/or for cash, as permissible under the procedures described below.
In order to keep costs low and permit each Fund to be as fully invested as possible, Shares may be purchased and redeemed in Creation Units generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”). Consistent with the Prior Relief, the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”) will be the same as the Fund’s designated Proxy Portfolio, except to the extent that the Fund (i) requires purchases and redemptions to be made entirely or in part on a cash basis, (ii) in a case where the Fund’s designated Proxy Portfolio is a broad-based securities index (e.g., the S&P 500), the Deposit Instruments and the Redemption Instruments for a Fund may be an existing ETF which tracks the same broad-based securities market index, or (iii) uses Creation Baskets that differ from the Proxy Portfolio beyond cash substitutions, including Creation Baskets that include instruments that are not in the Proxy Portfolio or are included in the Proxy Portfolio but in different weightings.38 If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”).
A Fund may use a Creation Basket that contains instruments that are not included in a Fund’s Proxy Portfolio if the Adviser or Subadviser seeks to add an instrument to the Fund’s actual portfolio without incurring transaction costs associated with the purchase of the instrument for cash. For example, if the Adviser or Subadviser decides to add an instrument to a Fund’s actual portfolio and determines that disclosing the new position should not result in front-running or free-riding, the new instrument may be included in a Creation Basket with the expectation that it will be delivered to the Fund in-kind during a creation transaction. Similarly, if the Adviser or Subadviser decides to sell an instrument from the Fund’s actual portfolio and determines that disclosing the position to be reduced should not result in front-running or free-riding, the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in-kind during a redemption transaction.

Fundamentally, the act of constructing Creation Baskets for creation and redemption of Shares is an investment advisory function. In determining the Deposit Instruments, a Fund’s investment adviser decides which assets to “purchase” for the portfolio. Similarly, the investment adviser decides which assets to “sell” when it determines the Redemption Instruments. Enabling the Adviser or Subadviser to use Creation Baskets that differ from the Proxy Portfolio when it is in the Funds’ best interest to do so is anticipated to improve operational efficiency and potentially reduce costs.
The names and quantities of the instruments that may constitute a Creation Basket39 will generally be the same as the Fund’s Proxy Portfolio, but a Fund may accept Creation Baskets that differ from the Proxy Portfolio. A Fund that normally issues and redeems Creation Units in-kind may require purchases and redemptions to be made entirely

38. With respect to (iii), the Funds will use such basket flexibility only in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading.

39. Deposit Instruments and Redemption Instruments may include cash and/or securities.

or in part on a cash basis.40 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions, or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will publish on its website (i) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any) for that day and (ii) the composition of any Creation Basket exchanged with an Authorized Participant on the previous Business Day that differed from such Business Day’s Proxy Portfolio other than with respect to cash. The published Creation Basket will generally apply until a new Creation Basket is announced on the following Business Day, and there will be no intraday changes to the Creation Basket except to correct errors in the published Creation Basket. The Proxy Portfolio will be published each Business Day regardless of whether a Fund decides to issue or redeem Creation Units using Creation Baskets that differ from the Proxy Portfolio beyond cash substitutions.
All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is a member or participant of a clearing agency registered with the Commission, which has a written agreement with the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase and redemption of Creation Units. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Except as permitted by the relief requested from section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant in Shares.
Each Fund will adopt and implement written policies and procedures regarding the construction of its Creation Baskets in accordance with Rule 6c-11 under the
1940 Act.41 The same as in Rule 6c-11, if a Fund utilizes a custom basket, these policies and procedures will also set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters as well as specify the titles or roles of the employees of the Fund’s Adviser who are required to review each custom basket for compliance with those parameters. Furthermore, each Fund will comply with the recordkeeping requirements of Rule 6c-11.42 In addition, pursuant to Condition A.9 herein, each Fund will maintain and preserve a copy of the Proxy Portfolio published on the Fund’s website for each Business Day and a copy of each Creation Basket made available.
b. Timing
The Funds will issue and redeem Shares in Creation Units at the NAV per Share next determined after an order in proper form is received. Validly submitted orders to purchase or redeem Creation Units on each Business Day

40. In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefits that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different portfolio instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an Authorized Participant to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because, for instance, such instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

41. See Rule 6c-11(c)(3). For purposes of the requirement to comply with the policies and procedures provision in Rule 6c-11, only Creation Baskets different from a Fund’s Proxy Portfolio will be treated as a “custom basket” under Rule 6c-11(c)(3).

42. See Rule 6c-11(d)(2)(ii). For purposes of the requirement to comply with the recordkeeping provision in Rule 6c-11, only Creation Baskets different from a Fund’s Proxy Portfolio will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii).

will be accepted until the NYSE market close (“Order Cut-Off Time”), generally 4:00 p.m. ET, on the Business Day that the order is placed (“Transmittal Date”). All Creation Unit orders must be received by the Distributor no later than the Order Cut-Off Time in order to receive the NAV determined on the Transmittal Date. When the Listing Exchange closes earlier than normal, a Fund may require orders for Creation Units to be placed earlier in the Business Day.
c. Transaction Fee
A Fund may recoup the settlement costs charged to it by National Securities Clearing Corporation (“NSCC”) and DTC by imposing a transaction fee on investors purchasing or redeeming Creation Units (“Transaction Fee”). Because the DTC Process is generally more expensive than the NSCC Process, investors purchasing or redeeming through the DTC Process may pay a higher Transaction Fee than investors transacting through the NSCC Process.43 No Fund will impose sales charges on purchases of Shares. The Transaction Fee will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined to be appropriate by the Adviser to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.44 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.45 Transaction Fees will differ for each Fund. Variations in the Transaction Fee may be made from time to time.
6.	Secondary Market Pricing of Shares
The market price of Shares will be based on the current Bid/Ask Price in the secondary market. Such price, like the price of all traded securities, will be subject to the factors of supply and demand, and it is also subject to the current value of the Fund’s investments (“Portfolio Positions”) held by the Fund. The price of Shares in the secondary market, however, will not have a fixed relationship to the current or previous day’s NAV. Rather, the price at which Shares trade in the secondary market may be below, at or above the NAV. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Further, secondary market transactions in Shares are expected to be subject to brokerage fees and charges.
7.	Dividend Reinvestment Service
No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, though certain Brokers may make a dividend reinvestment service available to their clients. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from Fund distributions will be an expense borne by the individual Beneficial Owners reinvesting through such service.

8.	Availability of Information
A great deal of information will be available to prospective investors about the Funds. Investors interested in a particular Fund can also obtain its prospectus, summary prospectus, SAI, shareholder reports, Form N-CSR and Form N-CEN. The prospectus, summary prospectus, SAI and shareholder reports will be available free upon request

43. Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

44. In all cases, the Transaction Fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

45. Where a Fund permits or requires an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

from the Funds, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.
The Funds’ website, which will be publicly available at no charge prior to the public offering of Shares, will include a prospectus and summary prospectus for each Fund that may be downloaded. In addition, the website will include the following:
•
On a daily basis, per Share for each Fund, the prior Business Day’s NAV and the Closing Price or Bid/Ask Price of Shares, a calculation of the premium/discount of the Closing Price or Bid/Ask Price against such NAV and any other information on their website regarding premiums/discounts that other ETFs registered under the Act may be required to provide.

•	The Fund’s Proxy Portfolio,[46] as well as the Portfolio Overlap, Daily Deviation (for the last rolling one-year period) and Empirical Percentiles of the Proxy Portfolio.
•	Each Fund’s Tracking Error.
•	Bid-ask spread information for each Fund.
•	A legend that will highlight for investors the differences between the Fund and fully transparent Active ETFs, as discussed in more detail below.
In addition, because the Shares will be listed on an Exchange, prospective investors will have access to more information about them than what is normally available about a security of a traditional open-end investment company. Specifically, information regarding the market price of Shares and trading volume in Shares will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information may be published daily in the financial section of newspapers.
9.	Sales and Marketing Materials, Prospectus Disclosure
While Applicants believe that the Funds will trade and perform in a manner similar to other ETFs, Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds those ETFs that disclose their portfolio holdings daily.
In a prominent location near the Fund’s name, on both the outside front cover of each Fund’s prospectus and summary prospectus, as well as each Fund-specific website and marketing material, the Fund will include the following legend (“the Legend”) unless otherwise requested by the staff of the Commission:
This ETF is different from traditional ETFs – traditional ETFs tell the public what assets they hold each day; this ETF will not. This may create additional risks. For example, since this ETF provides less information to traders, they may charge you more money to trade this ETF’s shares. Also, the price you pay to buy or sell ETF shares on an exchange may not match the value of the ETF’s portfolio. These risks may be even greater in bad or uncertain markets. See the ETF prospectus for more information.
Further, in its prospectus, summary prospectus, and Fund-specific website, each Fund will describe in plain English the nature and purpose of the Proxy Portfolio, how the Proxy Portfolio is designed to differ from the Fund’s actual portfolio, and where an investor can get access to the Proxy Portfolio and the Portfolio Overlap. Each will describe in more detail and in plain English that, (1) although the Proxy Portfolio is intended to provide investors with

46. The Proxy Portfolio published on the Fund’s website each Business Day will include the following information for each portfolio holding in the Proxy Portfolio: (1) ticker symbol; (2) CUSIP or other identifier; (3) description of holding; (4) quantity of each security or other asset held; and (5) percentage weight of the holding in the Proxy Portfolio.

enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV per Share of the Fund; (2) ETFs trading on the basis of a Proxy Portfolio may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility and, therefore, may cost investors more to trade; and (3) although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Proxy Portfolio to identify the Fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.
The Funds will also disclose that because the Shares are traded in the secondary market, a broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.
10.	Protecting Confidential Fund Holdings Information
Finally, the Applicants note that because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Thus, each Fund and each person acting on behalf of a Fund will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein will not apply).
IV. REQUEST FOR ETF RELIEF
A. In Support of the ETF Relief
1.	The Funds Will Provide Institutional and Retail Investors with the Same Cost, Tax-Efficiency and Intra-Day Liquidity Benefits as Traditional ETFs
Applicants assert that the Funds would allow investors to access active investment strategies offered by certain investment advisors that are currently only available via mutual funds, while also taking advantage of the traditional benefits of ETFs (i.e., tax efficiency, lower cash drag and lower operational expenses) and without raising investor protection concerns that are not otherwise addressed by the terms and conditions of the requested relief.47 The Adviser believes that the Funds will appeal to investors because the Funds will provide the following benefits associated with ETFs:
•	Cost-Efficiencies: a lower-cost option than a comparable traditional mutual fund.
•	Liquidity: an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices.
•	Tax-Efficiencies: a more tax-efficient investment option than a comparable mutual fund.
Applicants currently anticipate that the Funds will provide investors with a more cost-efficient investment vehicle than a comparable mutual fund because they anticipate the Funds charging management fees that are comparable to those charged by traditional mutual funds but having lower total annual operating expense ratios. Applicants expect the Funds to have lower total annual operating expense ratios because many of the costs embedded in the expense ratios of mutual funds, such as transfer agency fees, are generally much lower in the case of ETFs (like the Funds). This is the case because, among other matters, while shareholders of mutual funds typically receive

47. The Commission acknowledged these benefits in the Prior Relief. See Initial Notice at paragraph 25. In the Initial Notice, the Commission set forth its belief that, provided arbitrage keeps the secondary market price and NAV of an Active ETF that does not publicly disclose its complete portfolio holdings daily close, and does so efficiently so that spreads are narrow, “investors would benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.”

shareholder servicing directly from funds, shareholders of ETFs receive servicing through third parties – namely the Brokers with whom they hold accounts and through whom they transact in ETF shares. Thus, unlike mutual funds, ETFs do not incur substantial shareholder servicing and transfer agency fees. Rather, such costs are displaced and paid by shareholders, if at all, to Brokers and other intermediaries.
In addition, Applicants anticipate that the Funds will provide investors with the same type of intra-day liquidity as they have come to associate with ETFs. The Adviser’s research indicates that liquidity is one of the features of ETFs most appreciated by today’s investors. In fact, in focus groups, investors routinely identify liquidity as one of the features of ETFs that positively distinguish them from other investment options. Applicants expect the Funds to offer investors the same level of liquidity as they enjoy in existing ETFs because the Funds will operate as ETFs whose Shares investors may purchase and sell intra-day at market prices rather than only once per day at NAV.
Further, Applicants anticipate that the Funds will provide investors with a relatively tax-efficient investment option as compared to similar mutual funds. The tax efficiency of the ETF structure is primarily a result of ETFs generally honoring redemptions in-kind and, thereby, taking advantage of a provision in the Code that allows them not to recognize capital gains on appreciated securities delivered “out.” The Funds, like existing ETFs, expect to take advantage of this same structure and to honor redemptions in-kind as much as possible so as to avoid recognizing capital gains on appreciated securities.
Applicants concede that the Funds may not be as tax efficient as, for example, ETFs that seek to track the performance of an underlying index (“Index ETFs”) because the Funds will not hold precisely those instruments that they receive in the Creation Basket, whereas Index ETFs may normally hold precisely the securities they receive in a creation (or issue in a redemption). Thus, each Fund expects to incur some taxable gains reconfiguring the Creation Basket received in a creation and compiling the Creation Basket for a redemption. In the case of the Funds, however, Applicants expect these potential inefficiencies to be minimized for at least two reasons.
First, on any Business Day during which a Fund experiences creations and redemptions, it will be able to “cross” the transactions; that is, it will be able to take those Deposit Instruments that are not wanted as Portfolio Positions and deliver them out as Redemption Instruments. Thus, on Business Days where the number of creations equals the number of redemptions, a Fund will experience no tax inefficiencies as a result of its portfolio not matching the Creation Basket precisely. It will operate at the same level of tax efficiencies as an Index ETF. Even on days when creations and redemptions are not equal in number but are able, at least in part, to be offset, a Fund’s tax inefficiencies due to a mismatch between its Portfolio Positions and Deposit/Redemption Instruments will be minimized.
Second, based on Applicants’ research, they believe that, on average, the Funds will be more tax efficient than comparable mutual funds. Applicants regard such tax efficiencies as material, particularly to investors who seek tax-efficient investment vehicles, and supportive of the contention that the Funds will provide investors with these important benefits of the ETF structure.
Finally, Applicants note that the Commission has recognized that, as long as arbitrage keeps the secondary market price and NAV of ETFs close and does so efficiently so spreads remain narrow, investors can “benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.” 48 Applicants acknowledge that circumstances may occur in which markets operate less efficiently or with less liquidity and/or trading volume than normally. In such circumstances, intraday premiums/discounts may grow larger and spreads may widen for all or most ETFs. Stock-specific activity (e.g., a merger or acquisition) may, in certain circumstances, cause a larger than average Tracking Error. Furthermore, at times a Fund’s Tracking Error may increase as the correlation of returns of the respective securities in the Fund’s portfolio and the Proxy Portfolio change. Nonetheless, Applicants believe that the Funds’ arbitrage mechanisms will function as well as existing ETFs in comparable asset classes. Applicants thus expect that in such circumstances the Funds’ arbitrage mechanism will maintain intraday premiums/discounts at least as low, and spreads at least as narrow, in line with ETFs in comparable asset classes.

48. See Investment Company Act Release No. 33440, note 4 supra, paragraph 26.

2.	The Funds Will Give Short-Term Traders an Appropriate Investment Option
Another category of investors to whom Applicants expect Shares to appeal is short-term and tactical traders. Shares are expected to appeal to these investors because they can be bought and sold continuously throughout the day at a price that reflects current market sentiment regarding the Shares.
3.	The Funds Will Expand the Investment Options Available to ETF Investors
Applicants believe that investors should be able to access the full spectrum of active management strategies in the ETF format. Applicants further believe that many of the same advantages that are currently associated with the ETF format, including lower fees and tax efficiency, can be provided by other types of actively managed ETFs, including the Funds. Applicants seek the ETF Relief requested herein to bring those advantages to ETF investors in the form of the Funds.
Since the advent of the ETF structure in 1993, a consistently increasing number of investors invest in ETFs. In some cases, investors have found their way into ETFs on their own. Others have found their way into ETFs with the guidance of their financial advisers. Registered advisers who use ETFs generally indicate a preference for them over mutual funds for a variety of reasons, including that the total operating expenses associated with owning ETFs are typically lower than those associated with owning comparable mutual funds and, therefore, their clients’ investment expenses are reduced by owning ETF shares instead of mutual fund shares, normally resulting in improved returns. Yet, to date, investors have been limited to investing in Active ETFs whose strategies are amenable to daily portfolio disclosure or are otherwise limited to the Prior Relief Investments. Applicants’ proposal is designed to take a step toward removing these limits.
4.	The Use of Basket Flexibility Raises No New Policy Concerns
i Protection from Reverse Engineering
Applicants believe that the ability to utilize a Creation Basket that includes securities that are not included in a Fund’s Proxy Portfolio, or are included in different weightings, does not raise concerns about reverse engineering of the Fund’s portfolio beyond those previously addressed in the Prior Relief. The purpose of the Proxy Portfolio is to facilitate the operation of ETFs that limit susceptibility of their strategies to practices like “front running” ETF trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to the Adviser. Thus, the Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.
By using a Creation Basket that includes instruments that are not included in a Fund’s Proxy Portfolio, or are included in different percentages, and by publishing such Creation Basket on its website, the Fund would provide market participants with additional information about which instruments it adds or removes from the Fund’s actual portfolio. However, the Fund will not disclose to Authorized Participants or other market participants any information about the overlap between the instruments of any Creation Basket different from the Fund’s Proxy Portfolio, on the one hand, and the securities in the Fund’s actual portfolio, on the other hand. In addition, Applicants will not use such basket flexibility in situations where such publication may provide sufficiently useful information to either predict the Fund’s current positions or pending or upcoming trades so as to front-run them or to ascertain the Fund’s current actual portfolio as to free-ride on the Adviser’s investment decisions. The Adviser or Subadviser will use the basket flexibility only after the Adviser or Subadviser has concluded that the risks of front-running and free-riding are not present with respect to a particular security included in the Creation Basket that is not included in the Proxy Portfolio or included with a different weighting.
Applicants believe that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio by utilizing information imparted when a Creation Basket deviates from a Fund’s Proxy Portfolio. Such information, while additive to the total mix of Fund information available to market participants, is insufficient to reverse engineer the Fund’s actual portfolio with any regularity or with the level of accuracy that would be necessary to front-run the

Fund’s trades or free-ride on the Adviser’s portfolio decisions. 49 Applicants acknowledge that they cannot completely dismiss the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free- ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely where Creation Baskets deviate from the Proxy Portfolio.
ii Protection from Self-Dealing or Overreaching
Applicants believe that Authorized Participants and other market participants will not have the ability to disadvantage the Fund by manipulating or influencing the composition of Creation Baskets, including those that differ from the Proxy Portfolio. Like the basket and custom basket policies and procedures required of ETFs by Rule 6c-11, the Funds will adopt and implement written policies and procedures that govern the construction of Creation Baskets and the process that will be used for the acceptance of Creation Baskets to safeguard the best interests of the Funds and their shareholders.50
iii Protections for Confidential Information
Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than traditional ETFs. Accordingly, the Funds and each person acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure51 as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).
In addition, the Funds’ actual portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Subadviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the Fund’s actual portfolio, including the custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.
Consistent with the Prior Relief, the Creation Basket flexibility does not raise any new concerns about selective disclosure of nonpublic material information. First, a Fund’s use of, or conversations with Authorized Participants about, Creation Baskets that would result in such disclosure would effectively be limited by the Funds’ obligation to comply with Regulation Fair Disclosure. Second, as noted above, each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any basket accepted by the Fund on the previous Business Day that differed from such Business Day’s Proxy Portfolio other than with respect to cash.
iv Comparability of Relief Sought to Prior Relief Granted by the Commission
By adopting Rule 6c-11 under the 1940 Act, the Commission permitted ETFs to utilize “custom baskets.” As described above, the use of custom baskets pursuant to
Rule 6c-11 is subject to certain additional requirements, such as requirements relating to recordkeeping and the adoption of more detailed written basket policies and procedures

49. The Commission noted that the ETFs proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of ETFs that limit the ETFs’ susceptibility to predatory trading practices, like ‘front running’ and ‘free riding’.” See Prior Notice, supra note 1.

50. Exchange Traded Funds, SEC Final Rule Release Nos. 33-10695 & IC-33646, at 80-94 (Sept. 25, 2019) (“Rule 6c-11 Release”) (discussion of Rule 6c-11 requirement for ETF policies and procedures concerning basket construction and acceptance and heightened policies and procedures for custom baskets).

51. See Selective Disclosure and Insider Trading, 1940 Act Release No. 24599 (Aug.15, 2000).

governing the construction, and process to be used for the acceptance of, custom baskets. 52 In the adopting release, the Commission stated that the use of custom baskets “will provide ETFs with additional basket flexibility, which… could benefit investors through more efficient arbitrage and narrower bid-ask spreads.” 53 The same policy considerations underlying the ability for ETFs to utilize custom baskets in Rule 6c-11 apply to the relief requested herein for basket flexibility, as previously provided in the Prior Relief, which should have a positive impact on the effectiveness of the arbitrage mechanism and result in narrower bid-ask spreads.

B. Legal Analysis ETF Relief
Although the Funds have features that distinguish them from traditional ETFs, Applicants seek the same exemptive relief from the Act upon which traditional ETFs relied prior to the adoption of Rule 6c-11—relief from sections 2(a)(32), 5(a)(1), 17(a) and 22(d), of the Act and rule 22c-1 under the Act. The ETF Relief is requested pursuant to sections 6(c) and 17(b) of the Act. Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:
if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].
Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the Act.
1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)
Section 5(a)(1) of the Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in section 2(a)(32) of the Act as:
any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer, ….entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.
Applicants believe that Shares could be viewed as satisfying the section 2(a)(32) definition of a redeemable security and that, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets. The unusual aspect of Shares is that their terms provide for a right of redemption upon presentation to the issuer only when aggregated into one or more Creation Units. In other words, Shares are not individually redeemable to a Fund or its agent under all circumstances, and therefore a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” are met. For avoidance of doubt, Applicants request an order to permit the Corporation to register as an open-end management investment company and the Funds to issue Shares that are generally redeemable in Creation Units only.
Creation Units are continuously redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, all holders of Shares will have the ability to buy and sell Shares throughout the day in the secondary market at market prices that are disciplined by the Funds’ efficient arbitrage mechanism and, therefore, should reflect narrow premiums/discounts. While Applicants recognize the potential for wider spreads and more significant deviations between a Share’s Closing Price and/or Bid/Ask Price due to the absence of portfolio transparency, Applicants do not

52. See Rule 6c-11 Release at 86-88; see also Rule 6c-11(c)(3). 53. Id. at 16.

believe that such deviations will develop, given the disclosure, with respect to each Fund, of the Proxy Portfolio, the Portfolio Overlap, and the Daily Deviations and Empirical Percentiles of the Proxy Portfolio, as well as the Tracking Error. Applicants thus believe that the Funds do not present any new issues with respect to the previously granted exemptions granted in the Prior Relief and to traditional Index ETFs and Active ETFs prior to the adoption of Rule 6c-11.
For these reasons, Applicants believe that the proposal to permit Shares to be sold and redeemed as described is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants request that the Order be granted in respect of sections 2(a)(32) and 5(a)(1).
2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1
Section 22(d) of the Act provides that:
no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.
Rule 22c-1 under the Act provides that:
no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.
Shares will be sold in Creation Units through the Distributor to Authorized Participants (and persons transacting through Authorized Participants) at the “current public offering price as described in the prospectus,” as required by section 22(d). Creation Units may also be unbundled, and individual Shares will trade in the secondary market at prices that are below, at or above NAV.
Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the prospectus and summary prospectus, and not at a price based on NAV. In particular, Shares of each Fund will be listed on an Exchange and may trade on and away from the Exchange at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) and rule 22c-1. Applicants request an exemption under section 6(c) from section 22(d) and rule 22c-1 to permit the Shares to trade at negotiated prices.
The concerns sought to be addressed by section 22(d) and rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly system of distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. 54 The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – do not seem to be relevant to secondary trading in Shares. Secondary market transactions in Shares will not cause dilution of the Funds because such transactions will not directly involve Fund assets. Similarly, secondary market trading in

54. See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983) (“Protecting Investors”).

Shares should not create unjust discrimination or preferential treatment among buyers because, to the extent Share trading prices vary over the course of a given trading day or from day to day, such variances will generally reflect market forces of supply and demand, and not result from unjust or discriminatory manipulation. Applicants believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.55 Specifically, Applicants do not believe that the fact that a Creation Unit of Shares can be purchased or redeemed at NAV, while individual Shares can trade at market prices creates the potential for discrimination or preferential treatment among investors. As described above, Applicants believe that the ETF structure and the standards and conditions set forth herein will facilitate arbitrage activity in Shares, which should limit the differences between NAV and market prices. Accordingly, all investors will be able to transact in Shares at prices at or close to NAV in line with ETFs in comparable asset classes, whether the investors are transacting in the secondary market or through purchases or redemptions with the Fund, as a result of the ability to create or redeem Shares at NAV. Further, any profits that are generated as a result of arbitrage transactions would not be a result of any discriminatory or preferential treatment of certain investors.
With respect to the third possible purpose of section 22(d) – ensuring an orderly distribution system – Applicants note that anyone may dispose of (acquire) Shares either by selling (purchasing) them on an Exchange or by redeeming (purchasing) a Creation Unit through an Authorized Participant. Therefore, no dealer should have a material advantage over any other dealer in the sale of Shares. In addition, secondary market transactions in Shares should generally occur at prices at or close to NAV in line with ETFs in comparable asset classes. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV should thus ensure that the difference between the NAV and the price for Shares in the secondary market remains narrow.
On the basis of the foregoing, Applicants contend that the protections intended to be afforded by section 22(d) are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares. Applicants therefore contend that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants request the Order be granted in respect of section 22(d) and rule 22c-1.
3. Exemption from the Provisions of Section 17(a)
Section 17(a)(1) of the Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company. or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust...by the depositor thereof.
Section 17(a)(2) makes it unlawful
for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).
An “affiliated person” of a person, pursuant to section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of

55. See Strauss, supra note 13.

such other person” and pursuant to section 2(a)(3)(C) of the Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as
...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.
The Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”). A large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, a large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, sections 17(a)(1) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.
Section 17(b) provides that the Commission will grant an exemption from the provisions of section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.56 Applicants seek an exemption from sections 17(a)(1) and 17(a)(2) pursuant to sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of: (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.
Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the circumstances described in section III.D.5 above, the Creation Basket composition will be the same regardless of the identity of the purchaser or redeemer.
The Deposit and Redemption Instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of any purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement. Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current Portfolio Positions and current trading program.
Because the Creation Basket will be the Proxy Portfolio, except in the instances described in section III.D.5 above, a person purchasing Shares could not cause the Fund to include unwanted instruments in it. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by any Creation Unit investor.
Moreover, Applicants note that the ability of each Fund to take deposits and make redemptions in-kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and

56. Because section 17(b) could be interpreted to exempt only a single transaction from section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under section 6(c) of the Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

57. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within one business day of the trade date.

58. The requested exemption from Section 22(e) of the Act would only apply to the extent that the Creation Basket includes a foreign investment (as defined in Rule 6c-11(a)(1) under the Act) delivered in-kind.

reducing flow-related trading costs. In-kind transactions may also increase a Fund’s tax efficiency and promote efficient secondary market trading in Shares by reducing the Transaction Fee applicable to purchases and redemptions of Shares.
For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants also contend that, with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Thus, Applicants request the Order under section 6(c) and 17(b) in respect of sections 17(a)(1) and 17(a)(2).
4. Exemption from the Provisions of Section 22(e)
Section 22(e) of the Act provides that, except under circumstances not relevant to this request57:
No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…
Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act under the circumstances described below.58
Applicants observe that the settlement of redemptions of Creation Units of the Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring portfolio instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) with respect to a Fund’s delivery of foreign investments in its Creation Basket when delivered-in kind, in order to provide payment or satisfaction of redemptions more than seven days after tender. A Fund will deliver the foreign investment as soon as practicable, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.
Applicants submit that Congress adopted Section 22(e) of the Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within up to 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within up to 15 calendar days following a redemption request would adequately afford investor protection.
Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the portfolio instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted

57. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within one business day of the trade date.

58. The requested exemption from Section 22(e) of the Act would only apply to the extent that the Creation Basket includes a foreign investment (as defined in Rule 6c-11(a)(1) under the Act) delivered in-kind.

above, Applicants may utilize in-kind redemptions. Applicants are not seeking relief from Section 22(e) with respect to Funds that do not effect redemptions in-kind.
Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.
On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
V.  CONDITIONS TO THE APPLICATION
A.  ETF Relief
Applicants agree that any Order of the Commission granting the requested ETF Relief will be subject to the following conditions:
1.	As long as a Fund operates in reliance on the requested order, the Shares of the Fund will be listed on an Exchange.
2.
The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis, for each Fund the prior Business Day’s NAV and Closing Price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under rule 6c-11 under the Act, as amended. The website will also disclose any information regarding the bid-ask spread for each Fund as may be required for other ETFs under rule 6c-11 under the Act, as amended.

3.	Each Fund will include the Legend in a prominent location on the outside cover page of its prospectus, as well as on its website and any marketing materials.
4.	On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the Proxy Portfolio and the Portfolio Overlap for that day.
5.
No Adviser or Subadviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6.
The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs that disclose a proxy portfolio on each Business Day, without fully disclosing the ETF’s entire portfolio at the same time.

7.	Each Fund will provide the Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

8.
Each Fund and each person acting on behalf of a Fund[59] will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

9.
Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Proxy Portfolio will be treated as a “custom basket” under rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of the Proxy Portfolio published on the Fund’s website for each Business Day; and (ii) a copy of each Creation Basket made available.

Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under Rule 6c-11(c)(3) under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Proxy Portfolio will be treated as a “Custom Basket.” The Fund’s basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act, as amended.

VI.  NAMES AND ADDRESSES
Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the cover.

VII.  PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.
Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under sections 6(c) and 17(b) of the Act granting the relief requested by this application.
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59. For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).

Dated: August 14, 2024
T. Rowe Price Associates, Inc.

By: /s/ Sonia Kurian
Name: Sonia Kurian
Title: Vice President

T. Rowe Price Equity Series, Inc.
and
T. Rowe Price Exchange-Traded Funds, Inc.

By: /s/ Fran Pollack-Matz
Name: Fran Pollack-Matz
Title: Vice President

Authorization of T. Rowe Price Equity Series, Inc. and T. Rowe Price Exchange-Traded Funds, Inc.
In accordance with Rule 0-2(c) under the 1940 Act, Fran Pollack-Matz, in her capacity as Vice President of each of T. Rowe Price Equity Series, Inc. and T. Rowe Price Exchange-Traded Funds, Inc. (each a “Corporation”) states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of each Corporation pursuant to her general authority as Vice President and pursuant to the following resolution adopted by the Board of Directors of each Corporation on May 8, 2024:
RESOLVED, That any officer of T. Rowe Price Exchange-Traded Funds, Inc. and T. Rowe Price Equity Series, Inc. be, and each hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the SEC an amended and restated application and any amendments thereto, as may be necessary, for an order or orders of exemption from the 1940 Act, as may be necessary to allow the Corporation to operate actively-managed, exchange-traded funds that do not disclose portfolio holdings daily, as presented to the Board, and with such changes as deemed appropriate by such officers upon advice of counsel.
By: /s/ Fran Pollack-Matz
Name: Fran Pollack-Matz
Title: Vice President

Authorization of T. Rowe Price Associates, Inc.
In accordance with Rule 0-2(c) under the 1940 Act, Sonia Kurian states that all actions necessary to authorize the execution and filing of this Application by T. Rowe Price Associates, Inc. have been taken, and that as Vice President thereof, she is authorized to execute and file the same on behalf of T. Rowe Price Associates, Inc.
By: /s/ Sonia Kurian
Name: Sonia Kurian
Title: Vice President

Verification of T. Rowe Price Associates, Inc.
In accordance with rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Associates, Inc.; that she is the Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 14th day of August 2024, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.
By: /s/ Sonia Kurian
Name: Sonia Kurian
Title: Vice President

Verification of T. Rowe Price Equity Series, Inc. and T. Rowe Price Exchange-Traded Funds, Inc.
In accordance with rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order for, and on behalf of, T. Rowe Price Equity Series, Inc. and T. Rowe Price Exchange-Traded Funds, Inc.; that she is the Vice President of each such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 14th day of August 2024, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Fran Pollack-Matz
Name: Fran Pollack-Matz
Title: Vice President